
stratasys
F900

Stratasys Q4 & FY 2019

Financial Results Conference Call

February 26, 2020

stratasys

Q4 & FY 2019
Conference call & webcast details

Speakers

- Yoav Zeif – CEO
- Lilach Payorski – CFO
- Yonah Lloyd – VP, Investor Relations

Live webcast and replay:
https://edge.media-server.com/mmc/p/fkuz2uod

Live dial-in information

Primary dial-in:
+1-866-394-5776

International dial-in:
+1-409-350-3596

Participant passcode:
3394546

Forward looking statements

The statements in this presentation regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2020, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the degree of our success at introducing new or improved products and solutions that gain market share; the degree of growth of the 3D printing market generally; the impact of potential shifts in the prices or margins of the products that we sell or services that we provide, including due to a shift towards lower-margin products or services; the impact of competition and new technologies; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; to the extent of our success at successfully consummating acquisitions or investments in new businesses, technologies, products or services; potential changes in our management and board of directors; global market, political and economic conditions, and in the countries in which we operate in particular (including risks related to the impact of coronavirus on our supply chain and business); costs and potential liability relating to litigation and regulatory proceedings; risks related to infringement of our intellectual property rights by others or infringement of others' intellectual property rights by us; the extent of our success at maintaining our liquidity and financing our operations and capital needs; the impact of tax regulations on our results of operations and financial condition; and those additional factors referred to in Item 3.D "Key Information - Risk Factors", Item 4, "Information on the Company", Item 5, "Operating and Financial Review and Prospects," and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2019 (the "2019 Annual Report"), which we expect to file with the Securities and Exchange Commission (the "SEC") on February 26, 2020. Readers are urged to carefully review and consider the various disclosures made throughout our 2019 Annual Report and the Reports of Foreign Private Issuer on Form 6-K that attach Stratasys' unaudited, condensed consolidated financial statements and its review of its results of operations and financial condition, for the quarterly periods throughout 2020, which will be furnished to the SEC throughout 2020, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this press release are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.



Use of non-GAAP financial information

The non-GAAP data that appears below, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (x) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and reorganization-related charges or gains, and (y) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets, and the corresponding tax effect of those items. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided on slide 19.



Yoav Zeif
CEO

Opening Remarks

- Conducting in-depth review of business
- Solid foundation for growth including innovative product portfolio, disciplined financial management, and industry's leading distribution partners
- Extremely optimistic in outlook for Stratasys with significant near and long term value for all stakeholders
- Company will continue to build on design and engineering prototyping, manufacturing, healthcare, and software
- Focus on more effective operating model and executing GTM strategy



Make it Better.
Make it with Stratasys.

Financial Update

Lilach Payorski – CFO


stratasys
F170

Financial Results

	GAAP			Non-GAAP		
	Q4-18	Q4-19	Change Y/Y	Q4-18	Q4-19	Change Y/Y
Total Revenue	177.1	160.2	-9.6%	177.1	160.2	-9.6%
Gross Profit	87.0	78.7	(8.3)	92.5	84.0	(8.5)
% Margin	49.1%	49.1%	0.0%	52.2%	52.4%	0.2%
Operating Profit (Loss)	(3.8)	(3.3)	0.5	12.8	10.2	(2.6)
% Margin	-2.1%	-2.0%	0.1%	7.2%	6.3%	-0.9%
Net Income (Loss) attributed to SSYS Ltd.	6.3	(2.8)	(9.1)	11.3	10.0	(1.3)
% Margin	3.6%	-1.7%	-5.3%	6.4%	6.2%	-0.2%
Diluted EPS	0.12	(0.05)	(0.17)	0.21	0.18	(0.03)
Diluted Shares	54.1	54.4	0.6%	54.1	54.7	1.1%

	GAAP			Non-GAAP		
	2018	2019	Change Y/Y	2018	2019	Change Y/Y
Total Revenue	663.2	636.1	-4.1%	663.2	636.1	-4.1%
Gross Profit	325.2	313.7	(11.5)	347.6	332.8	(14.8)
% Margin	49.0%	49.3%	0.3%	52.4%	52.3%	-0.1%
Operating Profit (Loss)	(8.8)	(11.7)	(2.9)	36.5	34.1	(2.4)
% Margin	-1.3%	-1.8%	-0.5%	5.5%	5.4%	-0.1%
Net Income (Loss) attributed to SSYS Ltd.	(11.0)	(10.8)	0.1	27.8	30.5	2.6
% Margin	-1.7%	-1.7%	-0.1%	4.2%	4.8%	0.6%
Diluted EPS	(0.22)	(0.20)	0.02	0.52	0.56	0.04
Diluted Shares	53.8	54.3	0.9%	53.9	54.7	1.5%

$ in millions, except shares data

All numbers and percentages rounded

Financial Results
Revenue


Quarterly Trend
177.1
52.6
124.5
155.3
50.2
105.1
163.2
52.8
110.3
157.5
51.1
106.3
160.2
51.2
109.0
Q4 '18
Q1 '19
Q2 '19
Q3' 19
Q4' 19
Service
Product

Revenue Growth – Q4 '19		
Revenue	**Y/Y**	**Y/Y** *(exc. FX)*
Product	-13%	-12%
System	-21%	-20%
Consumables	-3%	-2%
Service	-3%	-2%
Customer Support	+1%	+1%

$ in millions unless noted otherwise
All numbers and percentages rounded

Financial Results
Gross margin trends


GAAP
58.0%
57.3%
58.3%
57.0%
54.6%
49.1%
49.2%
49.7%
49.2%
49.1%
36.1%
33.9%
32.3%
30.9%
30.1%
Q4 '18
Q1 '19
Q2 '19
Q3 '19
Q4 '19


Non-GAAP
61.8%
61.1%
62.3%
61.6%
58.9%
52.2%
52.0%
52.5%
52.4%
52.4%
36.3%
34.5%
32.9%
31.3%
31.7%
Q4 '18
Q1 '19
Q2 '19
Q3 '19
Q4 '19
Total Gross Margin
Product Gross Margin
Service Gross Margin

All percentages rounded

Financial Results

Operating expenses and operating margin trends


-10%
90.8
81.9
Q4 '18
Q4 '19

GAAP Operating Expenses


-7%
79.7
73.8
Q4 '18
Q4 '19

Non-GAAP Operating Expenses


7.2%
4.4%
5.5%
5.1%
6.3%
-2.1%
-2.1%
0.5%
-3.8%
-2.0%
Q4 '18
Q1 '19
Q2 '19
Q3 '19
Q4 '19
GAAP Operating Margin
Non-GAAP Operating Margin

$ in millions unless noted otherwise

All numbers and percentages rounded

Financial Results

Balance sheet summary and cash flow from operations

	Q4-18	Q3-19	Q4-19
Cash and Cash Equivalents and Short term deposits	393.2	347.1	**321.8**
Accounts Receivable	138.1	133.7	**132.6**
Inventories	123.5	164.7	**168.5**
Net Working Capital	508.4	509.0	**499.2**


18.7
-3.4
Q4 '18
Q4 '19

Cash Flow From Operating Activities

$ in millions unless noted otherwise

All numbers rounded

Lilach Payorski
CFO

Financial Summary

- Pleased with the full year growth we observed in target verticals in the Americas
- Successfully drove efficiencies through expense control, demonstrated by stable gross margins and ability to meet profitability objectives while investing in new products
- Balance sheet remains healthy and well positioned for future opportunities



Make it Better.
Make it with Stratasys.

Revenue and Earnings Guidance

Revenue (M)
$620 - $680

GAAP Diluted EPS
($0.54) – ($0.33)

Non-GAAP Diluted EPS
$0.45 - $0.60

Reconciliation of GAAP to Non-GAAP Guidance ($ in millions, except per share data)	
Revenue	$620 to $680
GAAP Net Loss	($30) to ($18)
(1) Stock-Based Compensation Expense	$26 to $28
(2) Intangible Assets Amortization Expense	$25 to $26
(3) Reorganization Related Expense	$3 to $4
(4) Income tax adjustments related to Non-GAAP items	($3) to ($4)
Non-GAAP Net Income	$25 to $34
GAAP Diluted Loss Per Share	($0.54) to ($0.33)
Non-GAAP Diluted Earnings Per Share	$0.45 to $0.60

$ in millions unless noted otherwise

Thank You

Make it Better.
Make it with Stratasys.

stratasys

GAAP to Non-GAAP Reconciliation
Results of operations Stratasys Ltd

	Three Months Ended December 31, 2019			Three Months Ended December 31, 2018		
	GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
Gross Profit (1)	$78,659	$5,294	$83,953	$86,999	$5,499	$92,498
Operating income (Loss) (1,2)	(3,281)	13,436	10,155	(3,803)	$16,574	$12,771
Net income (Loss) attributable to Stratasys Ltd. (1,2,3)	(2,789)	12,741	9,952	$6,307	$4,993	$11,300
Net income (Loss) per diluted share attributable to Stratasys Ltd. (4)	($0.05)	$0.23	$0.18	$0.12	$0.09	$0.21
(1) Acquired intangible assets amortization expense		4,770			5,221	
Non-cash stock-based compensation expense		478			294	
Reorganization and other related costs		46			-16	
		5,294			5,499	
(2) Acquired intangible assets amortization expense		2,985			2,532	
Non-cash stock-based compensation expense		4,325			3,686	
Impairment charges of intangible assets and other long-lived assets		0			4,797	
Reorganization and other related costs		556			60	
Merger and acquisition related expense		276			0	
		8,142			11,075	
		13,436			16,574	
Corresponding tax effect		-721			1,853	
Gain from equity method divestment and related amortization and impairments		26			-13,434	
		$12,741			$4,993	
(4) Weighted average number of ordinary shares outstanding – Diluted	54,435		54,738	54,132		54,132

$ in millions unless noted otherwise